

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

William F. Concannon
Chief Executive Officer
CBRE Acquisition Holdings, Inc.
2100 McKinney Avenue, Suite 1250
Dallas, TX 75201

> **Re: CBRE Acquisition Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 15, 2021**
> **File No. 333-258700**

Dear Mr. Concannon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

The Business Combination
Certain Projected Financial Information of Altus, page 128

1. We note your revised disclosure in response to prior comment 4 and reissue it in part. Please expand your disclosure to qualitatively and quantitatively describe your assumptions as to competition, general business, economic, market and financial conditions and matters specific to the business of Altus that underlie your disclosed projections, including the basis for projecting total estimated revenue growth in 2022, 2023 and 2024 and the factors or contingencies that could prevent such growth from materializing.

2. We note your response to prior comment 5 states that the company acknowledges its obligations under Item 10(b)(3)(iii) of Regulation S-K and indicates that the company will update or revise its unaudited prospective financial information where management knows or has reason to know that its previously disclosed projections no longer have a reasonable basis. To avoid confusion, please revise your disclosure of the disclaimer on page 128. Such disclosure appears inconsistent with your response in that it disclaims any obligation to update, revise or correct the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Certain U.S. Federal Income Tax Considerations, page 149

3. We note that the tax opinion filed as Exhibit 8.1 states that it is the opinion of Simpson Thacher & Bartlett LLP that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and that the disclosures in this section of the prospectus constitute the opinion of counsel insofar as it expresses conclusions as to the application of U.S. federal income tax law. Please revise your disclosure in this section to clearly identify and articulate the opinion being rendered by tax counsel. Refer to Section III.B.2 and III.C of Staff Legal Bulletin No. 19.

Exhibits

4. We note you have filed forms of counsel's legal and tax opinions. Please file executed versions of the legal and tax opinions.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William B. Brentani